Exhibit 1

[Logo]

Bunge Reports Record Second Quarter Net Income

WHITE PLAINS, N.Y., July 29, 2003 -- Bunge Limited (NYSE: BG) reported record second quarter 2003 net income of $182 million, or $1.83 per share, compared to net income of $50 million, or $0.50 per share, in the second quarter of 2002. The second quarter 2003 results included a gain of $111 million, or $1.11 per share, on the sale of Bunge's Brazilian soy ingredients operations to The Solae Company, its joint venture with DuPont. For the second quarter of 2003, compared to the same period last year:

    *  Volumes grew 19% to 28 million metric tons
    *  Net income, excluding the gain on sale, increased 42% to $71 million

Income from operations significantly improved in the fertilizer and food products divisions. Sales of fertilizer nutrient products were robust and margins expanded from last year due to higher international fertilizer prices. Edible oil products results improved primarily due to the Cereol acquisition. Income from operations declined in the agribusiness division in large part due to the appreciation of the Brazilian real and Argentine peso relative to the U.S. dollar. These currency effects were offset almost entirely by higher net foreign exchange gains, recorded in non-operating income (expense)-net, due to the natural hedge provided by debt funding commodity inventories. Bunge's results for the second quarter and six months ended June 30, 2003, include Cereol, acquired in October 2002.

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, commented:
"Earnings improved in the second quarter and first half of this year from last year and exceeded our expectations. The benefits of the improved product and geographic balance brought to us by Cereol were demonstrated this quarter. Despite headwinds from a weak North American oilseed processing market and volatile currencies, we were able to exceed our targets.

"Our joint ventures with DuPont in soy ingredients and Sofiproteol in French edible oils are milestone events. They complete our post-acquisition restructuring of Cereol and create excellent platforms for future value creation through access to the expertise of our partners.

"Overall, this has been a good first half, which provides Bunge with a solid foundation for the remainder of the year."

    Financial Performance

    Second Quarter Results

Agribusiness

Sales volumes increased 21%, and gross profit decreased 60%, or $125 million, from the same period last year in Bunge's agribusiness division. Income from operations decreased 97%, or $150 million, to $5 million. Net exchange gains on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense)-net, almost entirely offset the reduction in income from operations. Sales volumes increased in oilseed processing and international marketing driven by the large South American harvest. Margins were affected by weakness in North America and Western Europe, as well as overall higher energy costs. South American results, adjusted for currency effects on commodity inventories, matched the outstanding performance of the previous year's quarter despite a more difficult foreign exchange environment. Volumes of Bunge's international marketing operations were 20% above the same quarter last year, mostly due to increased sales to China.

Fertilizers

Sales volumes decreased 3%, and gross profit increased 47%, or $28 million, from the same period last year in Bunge's fertilizer division. Income from operations increased 94%, or $31 million, to $64 million. In a


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traditionally weaker quarter, increased international prices for imported fertilizers and raw materials helped increase local margins, as products are priced to import parity. Animal nutrient sales were robust due to a strong export market for Brazilian meat products.

Food Products

Sales volumes increased 29%, and gross profit increased 84%, or $43 million, from the same period last year in Bunge's food products division. Income from operations increased 106%, or $18 million, to $35 million. Edible oil product results were significantly higher due to the inclusion of Cereol's operations in this business line and improvements in North and South America.

Solae and Saipol

On April 2, 2003, The Solae Company was formed. Solae is a soy ingredients joint venture between Bunge and DuPont and a key component in the broader strategic alliance between the two companies. Solae's formation involved the contribution of Bunge's North American and European soy ingredients operations and DuPont's Protein Technologies business to the joint venture and, on May 5, 2003, the sale of Bunge's Brazilian soy ingredient operations to Solae. This sale resulted in a gain of $111 million, which is included in income from operations. Bunge received $251 million in net cash proceeds, which were used to reduce outstanding indebtedness.

On July 3, 2003, Bunge completed the sale of the Lesieur bottled oil business in France to Saipol, Bunge's existing joint venture with Sofiproteol (the financial arm of the French oilseed farmer's association). Bunge received euro 186.3 million (approximately $215 million) in cash and repayment of Lesieur intercompany debt owed to Cereol at closing. Bunge used the net cash proceeds from this transaction to reduce outstanding indebtedness.

Operating Performance (formerly Operating Results)

Operating performance is a non-GAAP measure that adjusts income from operations to include the financial costs of carrying operating working capital, including foreign exchange and interest on debt financing operating working capital. Operating performance increased 115% to $239 million in the second quarter of 2003 from $111 million in the same period in 2002, primarily due to the $111 million gain on sale of the Brazilian soy ingredients business. Excluding the gain, operating performance increased 15%, primarily due to improvements in income from operations in the fertilizer and edible oil products segments.

Non-operating Income (Expense) - net

Non-operating income (expense) - net improved by $146 million from an expense of $97 million to income of $49 million, primarily due to foreign exchange gains in Brazil on U.S. dollar denominated debt. The Brazilian real appreciated 17% against the U.S. dollar in the second quarter of 2003, compared to a devaluation of 18% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Also, in the latter half of 2002 and May 2003, Bunge issued long-term debt at relatively higher interest rates to reduce its reliance on short-term debt and finance the current portion of long-term debt coming due.

    Non-operating income (expense) - net consisted of:

    (US$ in millions)                                       Quarter Ended
                                                              June 30,
                                                        2003           2002

    Interest income                                     $ 27           $ 19
    Interest expense                                     (47)           (32)
    Interest expense on debt financing readily
     marketable inventories                               (4)            (8)
    Foreign exchange gains (losses)                       70            (79)
    Other income                                           3              3
    Total non-operating income (expense) - net          $ 49          $ (97)

Net Income


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Net income increased to $182 million in the second quarter of 2003 from $50 million in the second quarter of 2002. Second quarter 2003 net income was increased by the $111 million, or $1.11 per share, gain on the sale of the Brazilian ingredients business.

Six Month Results

Sales volumes increased 33%, and gross profit increased 6% in the six months ended June 30, 2003, over the same period last year. Income from operations increased 22% to $323 million. Income from operations included a $111 million gain on the sale of Bunge's Brazilian soy ingredients business. Agribusiness segment income from operations decreased from last year, primarily due to inventory mark-to-market losses in South America that resulted from the appreciation of the Brazilian real and Argentine peso. Offsetting these losses almost entirely were increases in net foreign exchange gains on the U.S. dollar denominated debt financing commodity inventories, which are included in non-operating income (expense)-net. Weakness in North American oilseed processing margins and higher energy costs also affected results. Growth in international marketing continued with a 26% increase in volumes. The fertilizer segment benefited from better margins in all business lines. Results in the food products division exceeded last year, primarily due to the inclusion of Cereol's operations in this division and improvements in edible oils in North and South America. Operating Performance (formerly Operating Results)

Operating performance is a non-GAAP measure that adjusts income from operations, to include the financial costs of carrying operating working capital, including foreign exchange and interest on debt financing operating working capital. Operating performance increased 112% to $348 million in the first six months of 2003 from $164 million in the same period in 2002, primarily due to the $111 million gain on sale of the Brazilian soy ingredients business. Excluding the gain, operating performance increased 45% to $237 million, primarily due to improvements in income from operations in the fertilizer and edible oil products segments.

Non-operating Income (Expense) - net

Non-operating income (expense) - net, improved by $134 million, from an expense of $106 million to income of $28 million, primarily due to foreign exchange gains in Brazil on the company's U.S. dollar denominated debt. The Brazilian real appreciated 23% against the U.S. dollar in the first six months of 2003 versus a devaluation of 18% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Also, in the latter half of 2002 and May 2003, the company issued long-term debt at relatively higher interest rates to reduce its reliance on short-term debt and finance the current portion of long-term debt coming due.

    Non-operating income (expense) - net consisted of:

    (US$ in millions)                                    Six Months Ended
                                                              June 30,
                                                        2003           2002

    Interest income                                     $ 58           $ 52
    Interest expense                                    (103)           (70)
    Interest expense on debt financing readily
    marketable inventories                                (8)           (12)
    Foreign exchange gains (losses)                       77            (84)
    Other income                                           4              8
    Total non-operating income (expense) - net          $ 28         $ (106)

Net Income

Net income for the six months ended June 30, 2003 increased to $222 million, primarily due to the $111 million, or $1.11 per share, gain on the sale of the Brazilian ingredients' business. Net income for the same six month period in 2002 of $63 million was increased by $18 million, or $0.18 per share, as a result of tax credits relating to refunds of prior years' taxes and reversals of deferred tax asset valuation allowances.

In 2002, Bunge recorded a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of change in accounting principles, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles,


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and a $9 million charge, net of tax, resulting from the adoption of SFAS No.
143, Accounting for Asset Retirement Obligations.

Net Financial Debt(1)

Net financial debt at June 30, 2003, decreased $280 million to $2,641 million from December 31, 2002, primarily due to the net proceeds of $251 million received on the sale of the Brazilian ingredient's business to The Solae Company. Since the sale of Lesieur was completed in early July, the $215 million proceeds are not reflected in this net financial debt number.

Outlook

Bill Wells, Chief Financial Officer, stated: "We are pleased by the strong first half of the year and particularly by the improved balance in our business brought by Cereol. The integration of Cereol is now substantially complete, and we remain confident that we will deliver our targets for the acquisition.

"Perspectives for the second half of 2003 are encouraging. Our fertilizer business is benefiting from higher international prices and aggressive farmer planting as we come into the seasonal peak for planting in South America. Edible oils results remain solid with good prospects. In the agribusiness segment we expect continued volume growth in international marketing and a normal seasonal slowdown in South America. Prospects for corn and soy appear excellent in North America, which is positive for grain origination and oilseed processing in that region. However, strong currencies in Brazil and Argentina and higher energy prices continue to be of concern.

"In light of this outlook, we are reaffirming our guidance for the third quarter of $90 to $95 million, or $0.90 to $0.95 per share, and for the full year of $380 to $390 million, or $3.81 to $3.91 per share."

Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EDT on July 29, 2003 to discuss the company's second quarter results.

To listen to the conference call, please dial (800) 406-5345, or, if located outside of the United States, dial (913) 981-5571. Please dial in five to ten minutes before the scheduled start time. When prompted, state passcode number '404217'. The conference call will also be available live on the company's Web site at www.bunge.com.

To access the webcast, go to the Bunge Web site and select 'Upcoming Events' from the left navigation menu. Click the 'Webcast' link for the 'Q2 2003 Bunge Limited Conference Call'. Follow the prompts to access the call. Please go to the Web site at least 15 minutes prior to the start of the call to register and to download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EDT on July 29, and continuing through August 29, 2003. To listen to the replay, please dial (888) 203-1112, or, if located outside of the United States, dial (719) 457-0820. When prompted, state passcode number '404217'. A rebroadcast of the conference call will also be available on the company's Web site beginning at 2:00 p.m. EDT on July 29, and continuing through 12:00 p.m. EDT on August 29, 2003.

To locate the rebroadcast on the Web site, select 'News & Information' from the left navigation menu. Open the 'Audio Archive' subcategory and select the 'Replay' link for the 'Q2 2003 Bunge Limited Conference Call'. Follow the prompts to access the replay.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Founded in 1818 and headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 29 countries. Bunge is the world's leading oilseed processing company, the largest


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producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

    (1) Net financial debt is a non-GAAP measure, and it is not intended to replace total debt. The information required by Regulation G under the Securities Exchange Act of 1934 is included in the tables attached to this press release.

     Summary of Results
     (In millions, except volumes, per share data and percentages)


                                        Quarter Ended           Percent
                                 06/30/2003      06/30/2002      Change
    Volumes (in thousands of
     metric tons)                    28,027          23,552        19%
    Net sales                        $5,226          $3,103        68%
    Gross profit                        266             320       (17)%
    Income from operations (1)          205             197         4%
    Non-operating income
     (expense) - net                     49             (97)     (151)%
    Income tax expense                  (47)            (36)       31%
    Income before minority interest     207              64       223%
    Minority interest                   (25)            (14)       79%
    Net income                         $182             $50       264%

    Earnings per common
     share - basic:
    Net income per share              $1.83            $.50       266%

    Weighted average number
     of shares outstanding       99,696,727      99,249,886

    Management's Performance Measurements
    EBITDA (2)                         $294            $144       104%
    Operating performance (2)           239             111       115%


                                 At June 30,     At Dec. 31,
                                       2003            2002

    Net financial debt (2)          $ 2,641         $ 2,921       (10)%
    Net financial debt less



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     readily marketable
     inventories (2)                    692           1,404       (51)%
    Readily marketable
     inventories (3)                  1,949           1,517        28%


    (1) Income from operations for the quarter ended June 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.

    (2) Management uses selected non-GAAP performance measures for purposes of assessing profitability, leverage capacity and solvency. In accordance with Regulation G, a reconciliation of these measures to the most directly comparable U.S. GAAP measure is provided in the section "Reconciliation of Non-GAAP Measures," included in this release.

    (3) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

     Summary of Results
     (In millions, except volumes, per share data and percentages)


                                      Six Months Ended              Percent
                                 06/30/2003      06/30/2002          Change
    Volumes (in thousands
     of metric tons)                 50,838          38,127           33%
    Net sales                       $10,110          $5,787           75%
    Gross profit                        534             504            6%
    Income from operations (1)          323             265           22%
    Non-operating income
     (expense) - net                     28            (106)        (126)%
    Income tax expense                  (84)            (39)         115%
    Income before minority interest     267             120          123%
    Minority interest                   (45)            (34)          32%
    Income before cumulative
     effect of change in
     accounting principles              222              86          158%
    Cumulative effect of
     change in accounting
     principles, net of
     tax of $6 (2002) (2)                --             (23)
    Net income                         $222             $63          252%

    Earnings per common
     share - basic:
    Income before cumulative
     effect of change in
     accounting principles            $2.23            $.93          140%
    Cumulative effect of change
     in accounting principles (2)        --            (.25)
    Net income per share              $2.23            $.68          228%

    Weighted average number
     of shares outstanding       99,641,565      92,452,815

    Management's Performance Measurements
    EBITDA (3)                         $449            $235           91%
    Operating performance (3)           348             164          112%


    (1) Income from operations for the six months ended June 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.


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    (2) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and
        Other Intangibles. As a result of the SFAS No. 142 adoption, in the first quarter of 2002, Bunge recorded a charge of $14 million, net of tax, representing a write-off of goodwill in the milling and baking products segment. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of the early adoption of SFAS No. 143, Bunge recorded a cumulative effect of a change in accounting principle charge of $9 million, net of tax.

    (3) Management uses selected non-GAAP performance measures for purposes of assessing profitability, leverage capacity and solvency. In accordance with Regulation G, a reconciliation of these measures to the most directly comparable U.S. GAAP measure is provided in the section "Reconciliation of Non-GAAP Measures," included in this release.

     Segment Results
     (In millions, except volumes and percentages)

                                Bunge Limited and
                            Consolidated Subsidiaries            Cereol (2)
                                Quarter Ended          Percent  Quarter Ended
                          06/30/2003   06/30/2002       Change   06/30/2003
    Volumes (in thousands
     of metric tons)
      Agribusiness            23,906       19,749          21%        2,870
      Fertilizer               2,417        2,482         (3)%           --

      Edible Oil Products        823          393         109%          434
      Milling and Baking
       Products (1)              873          897         (3)%           --
      Other (1)                    8           31        (74)%           --
        Food Products          1,704        1,321          29%          434
    Total                     28,027       23,552          19%        3,304

    Gross Profit
      Agribusiness               $84        $ 209        (60)%          $17
      Fertilizer                  88           60          47%           --

      Edible Oil Products         69           22         214%           42
      Milling and Baking
       Products (1)               24           23           4%           --
      Other (1)                    1            6         (83)%          --
        Food Products             94           51          84%           42
    Total                      $ 266        $ 320         (17)%         $59

    Income from Operations
      Agribusiness                $5        $ 155         (97)%         $ 1
      Fertilizer                  64           33          94%           --

      Edible Oil Products         26            3         767%           17
      Milling and Baking
       Products (1)                8            9         (11)%          --
      Other (1)                    1            5         (80)%          --
        Food Products             35           17         106%           17
      Gain on Sale of Soy
       Ingredients               111           --                        --
      Unallocated                (10)          (8)                        3
    Total                      $ 205        $ 197           4%          $21


    (1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products


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        business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. Second quarter 2002 amounts have been reclassified to reflect this change.

    (2) Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the quarter ended June 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

     Segment Results
    (In millions, except volumes and percentages)

                             Bunge Limited and                     Cereol (2)
                         Consolidated Subsidiaries                 Six Months
                              Six Months Ended          Percent      Ended
                          06/30/2003    06/30/2002       Change    06/30/2003

    Volumes (in thousands
     of metric tons)
      Agribusiness            43,007       31,294          37%        5,992
      Fertilizer               4,278        4,291          --%           --

      Edible Oil Products      1,682          749         125%          930
      Milling and Baking
       Products (1)            1,731        1,734          --%           --
      Other (1)                  140           59         137%          105
        Food Products          3,553        2,542          40%        1,035
    Total                     50,838       38,127          33%        7,027

    Gross Profit
      Agribusiness             $ 193        $ 286         (33)%         $35
      Fertilizer                 148          114          30%           --

      Edible Oil Products        133           47         183%           84
      Milling and Baking
       Products (1)               42           45          (7)%          --
      Other (1)                   18           12          50%            8
        Food Products            193          104          86%           92
    Total                      $ 534        $ 504           6%         $127

    Income from Operations
      Agribusiness               $50        $ 186         (73)%          $1
      Fertilizer                 106           62          71%           --

      Edible Oil Products         53            9         489%           36
      Milling and Baking
       Products (1)               11           15         (27)%          --
      Other (1)                   11            8          38%            4
      Food Products               75           32         134%           40
      Gain on Sale of
       Soy Ingredients           111           --                        --
      Unallocated                (19)         (15)                       --
    Total                      $ 323        $ 265          22%          $41


    (1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. The first six months of 2002 amounts have been reclassified to reflect this change.


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    (2)  Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the six months ended June 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

Reconciliation of Non-GAAP Measures

This earnings release contains "non-GAAP financial measures" as this term is defined in Regulation G. In accordance with Regulation G, Bunge has reconciled the most directly comparable U.S. GAAP measure to the non-GAAP financial measures.

EBITDA

Below is a reconciliation of net income to earnings before interest, tax, depreciation and amortization ("EBITDA"):

                                                         Quarter Ended
    (US$ in millions)                             06/30/2003     06/30/2002
    Net income (1)                                    $182            $50
    Add back:
      Interest expense                                  47             32
      Interest expense on debt financing
       readily marketable inventories                    4              8
      Income tax expense                                47             36
      Depreciation, depletion & amortization            41             37
    Less:
      Interest income                                  (27)           (19)
    EBITDA                                            $294           $144


                                                       Six Months Ended
    (US$ in millions)                             06/30/2003     06/30/2002
    Net income (1)                                    $222            $63
    Add back:
      Cumulative effect of change
       in accounting principles                         --             23
      Interest expense                                 103             70
      Interest expense on debt
       financing readily marketable inventories          8             12
      Income tax expense                                84             39
      Depreciation, depletion & amortization            90             80
    Less:
      Interest income                                  (58)           (52)
    EBITDA                                            $449           $235


EBITDA is presented because management believes it is a meaningful measure of Bunge's operating performance. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP as a measure of performance.

    (1) Net income for the quarter ended and six months ended June 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.

Operating Performance

Below is a reconciliation of income from operations to operating performance:

                                                        Quarter Ended
    (US$ in millions)                             06/30/2003     06/30/2002


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    Income from operations                              $205           $197
    Net interest expense allocated to working capital    (20)           (14)
    Foreign exchange allocated to working capital         54            (72)
    Operating performance                                239            111
    Gain on sale of soy ingredients                     (111)            --
    Operating performance, excluding gain on sale       $128           $111


                                                         Six Months Ended
    (US$ in millions)                             06/30/2003     06/30/2002
    Income from operations                              $323           $265
    Net interest expense allocated to working capital    (39)           (25)
    Foreign exchange allocated to working capital         64            (76)
    Operating performance                               $348           $164
    Gain on sale of soy ingredients                     (111)            --
    Operating performance, excluding gain on sale       $237           $164

Operating performance is income from operations reduced by an allocation of net interest expense (interest income less interest expense) attributable to the financing of operating working capital, including interest expense on debt financing readily marketable inventories, and increased by the net interest income on advances made to farmers. In addition, a portion of the foreign exchange results relating to debt financing operating working capital, including readily marketable inventories, is added for gains or deducted for losses from income from operations to derive operating performance. This measure was titled "operating results" in our 2002 earnings releases. Operating performance is a key performance measurement used by management to evaluate whether profitability covers financing costs. Management believes operating performance is a more complete measure of Bunge's operating profitability, since it allocates the cost of debt financing working capital, including the related foreign exchange gains or losses, to operating rather than non-operating activities. Operating performance is not a measure of operating results under U.S. GAAP and should not be considered as an alternative to income from operations or any other measure of operating results under U.S. GAAP.

Net Financial Debt

Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories:

                                                  At June 30,    At Dec. 31,
    (US$ in millions)                                   2003           2002
    Short-term debt                                     $506         $1,250
    Long-term debt, including current portion          2,589          2,153
    Total debt                                         3,095          3,403
    Less:
      Cash and cash equivalents                          441            470
      Marketable securities                               13             12
    Net financial debt                                 2,641          2,921
    Less: Readily marketable inventories               1,949          1,517
    Net financial debt less readily
     marketable inventories                             $692         $1,404


Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge's leverage capacity and solvency. Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Net financial debt less readily marketable inventories ("Net financial debt less RMI") is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. This measure was titled "adjusted net financial debt" in our previous earnings releases. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge's leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing


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mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.